MINCO GOLD CORPORATION

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Minco Gold Corporation

2772 1055 West Georgia Street

Vancouver British Columbia, Canada

V6E 3R5

2.

Date of Material Change

December 13, 2011

3.

News Release

A news release with respect to the material change referred to in this report was issued through Marketwire on December 13, 2011 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

The Company announces that Mr. Dwayne Melrose has resigned as a Director.

5.

Full Description of Material Change

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) announces that Mr. Dwayne Melrose has resigned as Director of the Company effective December 9, 2011. The company wishes him the best in his future endeavors.

6.

Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Ken Cai, President and Chief Executive Officer.

For further information, please contact Minco Gold at Tel: (604) 688-8002 or email: info@mincomining.ca

9.

Date of Report

December 13, 2011